08028131

SEC
Mail Processing
Section

MAR 03 2008

Washington, DC
101

ES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zeus Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P.O. Box 5335
(No. and Street)

Hauppauge	New York	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Davidson (631) 382-2663
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trainor, John Thomas
(Name – *if individual, state last, first, middle name*)

75 Louden Loop	Mount Sinai	New York	11766
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD
3/21

OATH OR AFFIRMATION

I, Alan Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zeus Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The foregoing instrument was acknowledged before me this 22nd day of February 2008 by Alan Davidson, known to me via NY DL, in the State of Florida, County of Broward.

Signature

President

Title

Notary Public

Notary Public State of Florida
Arshia B Bigdeli-Shaygan
My Commission DD693906
Expires 07/10/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZEUS SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

ZEUS SECURITIES, INC.

TABLE OF CONTENTS

John T. Trainor
Certified Public Accountant
75 Louden Loop
Mount Sinai, New York 11766
718-343-8865

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Attn: Mr. Alan Davidson
Zeus Securities, Inc.
P.O. Box 5335
Hauppauge, NY 11788

I have audited the accompanying statement of financial condition of Zeus Securities, Inc. (The Company), as of December 31, 2007, and the related statements of income, changes in stockholders' equity changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zeus Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John T. Trainor

John T. Trainor, CPA
Mount Sinai, New York
February 15, 2008

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

Zeus Securities, Inc.
Statement of Financial Condition
December 31, 2007

Assets

Cash	$ 18,448
Cash and securities segregated under federal and	
Deposits with clearing organizations and other accounts	10,083
Receivable from broker-dealers and clearing organizations	1,793
Furniture, equipment,, and leasehold improvements, at cost, less accumulated depreciation and amortization of $0	4,817
Other assets	14,778
	49,920

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 20,634
Stockholders equity:	
Common stock, $1 par value authorized 20,000 shares, issued 10,000 shares	10,000
Additional paid-in capital	313,782
Retained earnings	(294,496)
	$ 49,920

The accompanying notes are an integral part of these financial statements.

Zeus Securities, Inc.
Statement of Income
For the Year Ended December 31, 2007

Revenues:	
Commissions	$ 225,087
Other income	466
	225,553
Expenses:	
Employee compensation and benefits	100,722
Floor brokerage, exchange, and clearance fees	7,883
Communications and data processing	2,987
Interest and dividends	-
Occupancy	27,869
Other expenses	138,173
	277,634
Income (loss) before taxes	(52,081)
Provision for income taxes	-
Net income	$ (52,081)

The accompanying notes are an integral part of these financial statements.

Zeus Securities, Inc.
Statement of Changes in Stockholders Equity
for the Year Ended December 31, 2007

	Capital Stock Common Shares	Capital Stock Common Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders Equity
Balances at January 1, 2007		$ 10,000	$ 316,117	(242,413)	$ 83,704
Net income (loss)			(2,335)	(52,081)	
Balance at December 31, 2007		$ 10,000	$ 313,782	$ (294,494)	$ 29,288

The accompanying notes are an integral part of these financial statements.

Zeus Securities, Inc.
Statement of Changes in Subordinated Borrowings
for the Year Ended December 31, 2007

Subordinated borrowings at January 1, 2007	$ -
Increases;	-
Decreases:	-
Subordinated borrowings at January 1, 2007	$ -

The accompanying notes are an integral part of these financial statements.

Zeus Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net Income (loss)		$ (52,081)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	-	
(Increase) decrease in operating assets:		
Deposits with clearing organizations and others	462	
Net receivable from broker-dealers and clearing organizations	(761)	
Increase (decrease) in operating liabilities:		
Other, net	(358)	
Total adjustments		(657)
Net cash provided by operating activities		(52,737)
Cash flows from investing activities:		
Purchase of furniture, equipment, and leasehold improvements		-
Net cash used in investing activities		-
Cash flows from financing activities:		
Net cash used in financing activities		40,247
Decrease in cash		(12,490)
Cash at beginning of year		30,938
Cash at end of year		18,448

The accompanying notes are an integral part of these financial statements.

ZEUS SECURITIES, INC.
COMPUTATION UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2007

Net Capital	
Total Stockholders' Equity	$ 29,286
Deductions and/or Charges Non-Allowable Assets	19,595
Net Capital Before Haircuts on Securities Position	$ 9,691
Haircuts on Securities Position	1
Net Capital (Note 2)	$ 9,690
Aggregate Indebtedness (Note 2) Items Included in the Statement of Financial Condition	
Accounts Payable and Accrued Expenses	20,634
Computation of Basic Net Capital Requirement Minimum Net Capital Required	5,000
Excess Net Capital (Notes 2 and 5)	$ 4,690

The accompanying notes are an integral part of these financial statements.

ZEUS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Zeus Securities, Inc. is registered as a broker-dealer in securities and futures transactions under the Securities Exchange Act of 1934. The Company is registered with the SEC and is approved by the Financial Industry Regulatory Authority (FINRA).

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and North American Clearing, Inc., all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through North American Clearing, Inc. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by North American Clearing, Inc.

The following is a summary of significant accounting policies followed by the Company:

Securities Valuation

Marketable securities are valued at market value as determined by the last reported sales price on the last business day of the year, with related changes in unrealized appreciation or depreciation reflected in net income. At December 31, 2007, the Company did not maintain a position in any marketable securities.

Subchapter "S" Corporation

Federal and NYS Corporation taxes have not been provided as the Company has elected subchapter "S" status and the shareholder included the Company's earnings on the individual income tax return.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2007 the Company had net capital of $9,690, which was $4,690 in excess of the amount required.

Note 3 - Fixed Assets

Fixed assets consist of furniture & fixtures with a net book value in the amount of $4,817.

Note 4 - Reserve Requirements

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

Note 5 - Excess Net Capital

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2007. There were no material differences in the computation of net capital of Zeus Securities, Inc.

ZEUS SECURITIES, INC.
REPORT ON INTERNAL ACCOUNTING CONTROLS
REQUIRED BY SEC RULE 17a-5
AS OF DECEMBER 31, 2007

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, NY 11040
718-343-8865

February 15, 2008

Mr. Alan Davidson
Zeus Securities
P.O. Box 5335
Hauppauge, New York 11788

Dear Mr. Davidson:

In planning and performing my audit of the financial statements of Zeus Securities, Inc. as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility for are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures,

as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

John T. Trainor

John T. Trainor
Certified Public Accountant

Mount Sinai, NY
February 15, 2008

END